FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2019

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enel Chile S.A.

Securities Registration Record N° 1139

Santiago, March 27, 2019

Ger. Gen. N° 004 /2019

Mr. Joaquín Cortez H.

Chairman

Financial Market Commission

1449 Libertador Bernardo O’Higgins Ave.

Santiago, Chile

Ref.: 2019 Ordinary Shareholders Meeting

Dear Sir,

In accordance with article 63 under Chilean Companies Act Law N°18,046 (the Chilean Companies Act), I hereby inform you that the Board of Directors of Enel Chile S.A. (the “Company”), according to the company’s bylaws, has agreed to summon an Ordinary Shareholders’ Meeting for April 29, 2019 at 9:00 a.m. to be held at Enel Group Gym located at San Isidro N°74, Municipality of Santiago, Santiago, Chile.

The purpose of this Meeting is for the shareholders to acknowledge and rule the following issues:

1.            Approval of the Annual Report, Balance Sheet, Financial Statements and Reports of the External Auditors and Account Inspectors for the year ended December 31, 2018;

2.            Distribution of profits for the year and payment of dividends;

3.            Setting of the Directors' compensation;

4.            Setting of the compensation of the members of the Directors Committee and determination of the committee's budget for the year 2019;

5.            Report on the expenses of the Board of Directors and the Annual Report of Management of Activities and Expenses of the Directors Committee;

6.            Appointment of an external auditing firm regulated by Title XXVIII of Law 18,045;

7.            Appointment of two Account Inspectors and two alternates and determination of their compensation;

8.            Designation of Risk Ratings Agencies;

9.            Approval of the Investment and Financing Policy;

10.          Presentation of the Dividend Policy and Information on the procedures for the distribution of dividends;

11.          Information on agreements of the Board of Directors related to transactions or contracts governed by Title XVI of Law No. 18,046;

12.          Information on costs of processing, printing and delivering the information required by Resolution No. 1,816 of the Financial Market Commission;

13.          Other relevant matters that are of interest to and in the competence of the Ordinary Shareholders' Meeting;

14.          Adoption of all other approvals necessary for the proper implementation of adopted resolutions.

Sincerely,

Paolo Pallotti

Chief Executive Officer

c.c.:    Bolsa de Comercio de Santiago (Santiago Stock Exchange)

           Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

           Comisión Clasificadora de Riesgos (Risk Rating Commission)

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Paolo Pallotti
--------------------------------------------------

Title: Chief Executive Officer

Date: April 1, 2019